

BLAAMAZON

BRINGING VISIBILITY TO BLACK OWNED BRANDS ...



B blaamazon.com

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BlaamFam-built for black creators & business owners! Buy, sell, and just be you!

LEAD INVESTOR ⌃



Zyereri Jackson

I chose Blaamazon because of the enormous accomplishments they have waiting in their future. To provide fair access to business funding to a community that is needs the opportunity to show what they can accomplish is far beyond admirable, it is game changing. The African American community is one of the largest spenders in the country and Blaamazon is providing an avenue to redirect that money back into our community for the highest benefit of our community. Blaamzon is a much needed and well-overdue bridge to the economic elevation of the African American people everywhere. The support of black-owned businesses will not only embolden an entrepreneurial spirit, but it will also pave the way for a healthier and work environment option as the many businesses listing their products and services on the Blaamazon platform continue to grow. The next Black Wall Street is digital.

Invested $10,000 this round

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blaamazon.com Lawrenceville GA

Technology Retail Software Marketplace App

OVERVIEW UPDATES WHAT PEOPLE SAY ASK QUESTION

Highlights

1. 6000+ Users on Beta
2. AT&T Future Maker Award Winner
3. Endorsed by Master P

Our Founder



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Naikie Reeves Founder / CEO

We took a business we started with $12 bucks and turned into a brand worth $1.4 Million dollars!

We wanted to meet people where they were on their devices. Offering a social media product made sense.

Pitch

Blaamazon is a marketplace started in 2020 specifically for black business

owners. We wanted to create a space where we can build, prosper, and create wealth for future generations. More than just a marketplace, we are a socially conscious brand looking to bring economic and social change for people of color.

Our founder Naikie has been in business and providing design and development services for 10+ years. With an eye for under served markets, he created this platform to make black and minority owned brands more visible.

Our mission is simple . . .

Blaamazon is dedicated to the advancement of African Americans by way of economic stability. With this is mind, we've built a user friendly marketplace for sellers and buyers within the black community to connect and make purchases safely. We aren't just stopping there. We have major plans for people who look like us to receive scholarships, business funding, and much more!

Here with us . . . your success, is our success. So let's build with and for each other!


EP 148 Master P Reviews Unboxing BLAAMAZON
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A BLACK OWNED MARKETPLACE
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